[redacted]

06004773

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Kelt Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Coast Village Circle
(No and Street)

Montecito, (City) California (State) 93108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derek Brumfield (805) 565-3279
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

PROCESSED
APR 26 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 28 2006
WASH, DC
203
SECTION

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Derek Brumfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Kelt Group, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Santa Barbara
Subscribed and sworn (or affirmed) to before me this 24 day of January, 2006

Notary Public

Signature

PRINCIPAL
Title

CARMEN ESTRADA
Commission # 1633402
NOTARY PUBLIC-CALIFORNIA
SANTA BARBARA COUNTY
MY COMM. EXPIRES DEC. 26, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
The Kelt Group, LLC

We have audited the accompanying statement of financial condition of The Kelt Group, LLC as of December 31, 2005 and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Kelt Group, LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc

Breard and Associates, Inc.
Certified Public Accountants

Northridge, California
January 18, 2006

We Focus & Care[SM]

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

The Kelt Group, LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 469,901
Deposits held at clearing firm	50,785
Accounts receivable	196,924
Prepaid expenses	14,140
Office equipment, net	2,077
Organization costs, net	23,003
Total assets	$ 756,830

Liabilities and Members' equity

Liabilities	
Accounts payable and accrued expenses	$ 493,425
Income taxes payable	6,800
Payroll taxes payable	736
Total liabilities	500,961
Members' equity	255,869
Total liabilities and members' equity	$ 756,830

The accompanying notes are an integral part of these financial statements.

The Kelt Group, LLC
Statement of Income
For the Year Ended December 31, 2005

Revenue	
Commission income	$ 1,553,481
Interest income	1,764
Total revenue	1,555,245
Expenses	
Employee compensation and benefits	1,193,889
Commission expense	51,737
Occupancy	87,078
Other operating expenses	163,872
Total expenses	1,496,576
Income (loss) before income taxes	58,669
Income tax provision	6,800
Net income (loss)	$ 51,869

The accompanying notes are an integral part of these financial statements.

The Kelt Group, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2005

	Members' Equity
Balance on January 1, 2005	$ 204,000
Net income (loss)	51,869
Balance on December 31, 2005	$ 255,869

The accompanying notes are an integral part of these financial statements.

The Kelt Group, LLC
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ 51,869
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 231	
Amortization	5,751	
(Increase) decrease in:		
Accounts receivable	(196,924)	
Prepaid expenses	(14,140)	
Receivable from clearing firm	(50,785)	
(Decrease) increase in:		
Accounts payable and accrued expenses	483,502	
Income taxes payable	6,800	
Payroll taxes payable	736	
Total adjustments		235,171
Net cash provided by (used in) operating activities		287,040
Cash flows from investing activities:		
Purchase of equipment	(2,308)	
Net cash provided by (used in) investing activities		(2,308)
Cash flows from financing activities:		-
Net increase (decrease) in cash		284,732
Cash at beginning of year		185,169
Cash at end of year		$ 469,901

Supplemental disclosure of cash flow information:

Cash paid during the year for

Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

The Kelt Group, LLC
Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The Kelt Group, LLC ("the Company") is a California Limited Liability Company ("LLC") registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was organized on May 19, 2004 and began operations on January 1, 2005. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investors Protection Corporation ("SIPC"). The Company is also a registered investment advisor licensed in the state of California.

The Company is a privately held full-service brokerage firm that specializes in individual portfolio management. The Company is a fully disclosed broker/dealer, whereby all transactions for the accounts of customers are cleared through another broker/dealer.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Office equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Office equipment is depreciated over its estimated useful life of five (5) years by the straight-line method.

Organizational costs are being amortized on a straight-line basis over 60 months.

The Company is treated as a partnership for federal tax purposes, in accordance with limited liability rules. All tax effects of the Company's income or loss are passed through to the members. Therefore no federal tax provision has been provided. However the Company is subject to a gross receipts tax in California for limited liability companies.

Note 2: <u>DEPOSITS HELD AT CLEARING FIRM</u>

The Company has deposited $50,785 with National Financial Services, LLC as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 3: <u>OFFICE EQUIPMENT, NET</u>

Office equipment is recorded at cost and summarized by major classifications as follows:

Computer equipment	$ 2,308
Less accumulated depreciation	(231)
Office equipment, net	$ 2,077

Depreciation expense for the year ended December 31, 2005 was $231

Note 4: <u>ORGANIZATION COSTS, NET</u>

Organization costs at December 31, 2005 are carried at cost

		Amortization Periods
Organization costs	$ 28,754	5 years
Less accumulated amortization	(5,751)	
Organization costs, net	$ 23,003	

Amortization expense for the year ended December 31, 2005 was $5,751.

Note 5: <u>INCOME TAXES</u>

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is subject to a limited liability company gross receipts tax and a minimum provision of $800. At December 31, 2005 the Company recorded gross receipts tax of $ 6,000, and the minimum limited liability company income tax of $800.

Note 6: COMMITMENTS AND CONTINGENCIES

In October 2005, the Company entered into an operating lease to commence in February 2006. Future minimum lease payments under the lease are as follows:

December 31,	Amount
2006	$ 121,000
2007	137,500
2008	143,500
2009	12,000
Thereafter	-
Total future rent expense	$ 414,000

During the year ended December 31, 2005, the Company incurred $87,078 in rent expense.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 8: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $216,649, which was $154,029 in excess of its required net capital of $62,620; and the Company's ratio of aggregate indebtedness ($500,961) to net capital was 2.32 to 1, which is less than the 8 to 1 maximum ratio allowed for a first year broker/dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $9,844 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 226,493
Adjustments:		
Members' equity	$ 15,236	
Non-allowable assets	(25,080)	
Total adjustments		(9,844)
Net capital per audited statements		$ 216,649

The Kelt Group, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital		
Members' equity	$ 255,869	
Total Members' equity		$ 255,869
Less: Non-allowable assets		
Office equipment, net	(2,077)	
Prepaid expenses	(14,140)	
Organizational costs, net	(23,003)	
Total non-allowable assets		(39,220)
Net Capital		216,649
Computation of net capital requirements		
Minimum net capital requirements		
12 1/2 percent of net aggregate indebtedness	$ 62,620	
Minimum dollar net capital required	50,000	
Net capital required (greater of above)		62,620
Excess net capital		$ 154,029
Ratio of aggregate indebtedness to net capital	2.32: 1	

There was a $9,844 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005. (See Note 9)

The Kelt Group, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirement is not applicable to The Kelt Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

The Kelt Group, LLC
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to The Kelt Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

The Kelt Group, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
The Kelt Group, LLC

In planning and performing our audit of the financial statements and supplement schedules of The Kelt Group, LLC for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by The Kelt Group, LLC including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus i & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.

Breard and Associates, Inc.
Certified Public Accountants

Northridge, California
January 18, 2006

The Kelt Group, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2005

BD#133104